# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Life Time Group Holdings, Inc., CIK 0001869198
CUSIP: 53190C102
Title of class of securities: Common stock, $0.01 par value per share
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Date of event which requires filing of this statement: 07/30/2026
Amends the filing with accession number 0001140361-21-035115
Filed by CIK 0001886697
Persons authorized to receive notices and communications: Joseph A. Hearn, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000

## Reporting persons
- JSS LTF Holdings Ltd (CIK 0001886697): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 3,378,564; sole dispositive power 0; shared dispositive power 3,378,564; aggregate amount beneficially owned 3,378,564 (1.5% of the class)
- Colwood Investment Holding Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,378,564; sole dispositive power 0; shared dispositive power 3,378,564; aggregate amount beneficially owned 3,378,564 (1.5% of the class)
- JSS Private Investments Fund I: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,378,564; sole dispositive power 0; shared dispositive power 3,378,564; aggregate amount beneficially owned 3,378,564 (1.5% of the class)
- JSS Private Equity Investments Fund GP S.a.r.l: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,378,564; sole dispositive power 0; shared dispositive power 3,378,564; aggregate amount beneficially owned 3,378,564 (1.5% of the class)
- J. Safra Sarasin Fund Management (Luxembourg) S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,378,564; sole dispositive power 0; shared dispositive power 3,378,564; aggregate amount beneficially owned 3,378,564 (1.5% of the class)
- J. Safra Sarasin Asset Management (Europe) Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,378,564; sole dispositive power 0; shared dispositive power 3,378,564; aggregate amount beneficially owned 3,378,564 (1.5% of the class)
- J. Safra Sarasin Holding AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,378,564; sole dispositive power 0; shared dispositive power 3,378,564; aggregate amount beneficially owned 3,378,564 (1.5% of the class)
- J. Safra Holdings Luxembourg S.a.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,378,564; sole dispositive power 0; shared dispositive power 3,378,564; aggregate amount beneficially owned 3,378,564 (1.5% of the class)
- JS International Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,378,564; sole dispositive power 0; shared dispositive power 3,378,564; aggregate amount beneficially owned 3,378,564 (1.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.01 par value per share
Name of issuer: Life Time Group Holdings, Inc.
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Comment:
This amendment ("Amendment") to Schedule 13D (the "Schedule 13D") modifies the original Schedule 13D filed on October 21, 2021 by the Reporting Persons.

Capitalized terms used but not defined in this Amendment have the meanings ascribed in the Schedule 13D.

Except as specifically amended by this Amendment, the Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Effective July 30, 2026, JSS LTF Holdings Ltd terminated the Stockholders Agreement only as to Section 1 thereof (relating to the coordination of voting of securities among parties to the Stockholders Agreement) and, as a result, each Reporting Person ceased to be a member of any group with such other parties to the Stockholders Agreement for purposes of Regulation 13D-G under the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following information:

As of July 30, 2026, except as noted in the following sentence, each of the Reporting Persons may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all of the Shares reported herein, which represent approximately 1.5% of the Issuer's outstanding Common Stock, calculated based on a total of 223,461,948 shares of Common Stock outstanding (as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 30, 2026). As a result of internal reorganizations, J. Safra Holdings International (Luxembourg) S.A. may be deemed to have ceased to have voting or dispositive power with respect to the Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby replaced with the following information:

As a result of the termination described in Item 4, as of July 30, 2026, each Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's outstanding Common Stock.

## Signatures
- JSS LTF Holdings Ltd: /s/ Jose L. P. Bouzas, Jose L. P. Bouzas, Director of Colwood Investment Holding Inc., its sole director (07/30/2026)
- JSS LTF Holdings Ltd: /s/ Israel Borba, Israel Borba, Director of Colwood Investment Holding Inc., its sole director (07/30/2026)
- Colwood Investment Holding Inc.: /s/ Jose L. P. Bouzas, Jose L. P. Bouzas, Director (07/30/2026)
- Colwood Investment Holding Inc.: /s/ Israel Borba, Israel Borba, Director (07/30/2026)
- JSS Private Investments Fund I: /s/ Ronnie Neefs, Ronnie Neefs, Authorized Signatory of JSS Private Equity Investments Fund GP S.a.r.l., its managing general partner (07/30/2026)
- JSS Private Investments Fund I: /s/ Leonardo Mattos, Leonardo Mattos, Member of the Board of Managers of JSS Private Equity Investments Fund GP S.a.r.l., its managing general partner (07/30/2026)
- JSS Private Equity Investments Fund GP S.a.r.l: /s/ Ronnie Neefs, Ronnie Neefs, Authorized Signatory (07/30/2026)
- JSS Private Equity Investments Fund GP S.a.r.l: /s/ Leonardo Mattos, Leonardo Mattos, Member of the Board of Managers (07/30/2026)
- J. Safra Sarasin Fund Management (Luxembourg) S.A.: /s/ Ronnie Neefs, Ronnie Neefs, Conducting Officer (07/30/2026)
- J. Safra Sarasin Fund Management (Luxembourg) S.A.: /s/ Leonardo Mattos, Leonardo Mattos, Member of the Board of Directors (07/30/2026)
- J. Safra Sarasin Asset Management (Europe) Limited: /s/ Abigail Carroll, Abigail Carroll, Director (07/30/2026)
- J. Safra Sarasin Asset Management (Europe) Limited: /s/ Sascha D. Knobloch, Sascha D. Knobloch, Chief Executive Officer (07/30/2026)
- J. Safra Sarasin Holding AG: /s/ Stephane Astruc, Stephane Astruc, Authorized Signatory (07/30/2026)
- J. Safra Sarasin Holding AG: /s/ Salomon Sebban, Salomon Sebban, Authorized Signatory (07/30/2026)
- J. Safra Holdings Luxembourg S.a.r.l.: /s/ Gonzalo Pintos, Gonzalo Pintos, Manager (07/30/2026)
- J. Safra Holdings Luxembourg S.a.r.l.: /s/ Mathieu Beaumont, Mathieu Beaumont, Manager (07/30/2026)
- JS International Holdings Limited: /s/ Daniel Wainberg, Daniel Wainberg, Director (07/30/2026)
- JS International Holdings Limited: /s/ Israel Borba, Israel Borba, Director (07/30/2026)